UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number 001-10805

ROGERS COMMUNICATIONS INC.

(Translation of registrant’s name into English)

333 Bloor Street East

10th Floor

Toronto, Ontario M4W 1G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                  Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                  No ☑

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

By:	/s/ “Graeme McPhail”
	Name:	Graeme McPhail
	Title:	Chief Legal and Regulatory Officer
and Secretary

Date: September 4, 2020

Exhibit Index

Exhibit Number	Description of Document

99.1	News Release dated September 2, 2020 – Rogers Communications confirms agreement with Altice USA to purchase Canadian assets of Cogeco

99.2	News Release dated September 3, 2020 – Altice USA, Inc. and Rogers Communications Provide Statement on Cogeco’s Response to Acquisition Offer

99.3	News Release dated September 4, 2020 – Rogers commits to expanding its already strong Quebec presence